EXHIBIT NO. 3
RITCHIE BROS. AUCTIONEERS INCORPORATED
Management’s Discussion and Analysis of Financial Condition
And Results of Operations
For the Year Ended December 31, 2007

Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2007 compared to the year ended December 31, 2006. This discussion should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and notes thereto, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 19, 2008. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between the financial position and results of operations reflected on those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all tabular and related footnote dollar amounts presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations, including 38 auction sites, in 27 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions, of the type of equipment we sell at our auctions, is approximately $100 billion per year. Although we sell more used equipment than any other company in the world, our share of this fragmented market is only about 3%. Our secondary target markets include agricultural and industrial real estate, which are related and complimentary markets to our primary markets and are also large and fragmented.
In 2007, approximately 80% of the buyers at our auctions were end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). This is roughly consistent with the relative proportions of buyers in recent periods. Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, trucks and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.

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We have several key operating strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
•	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.

•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of end-user bidders from around the world to our auctions.

•	Our size and financial strength, the international scope of our operations, our extensive network of auction sites, and our marketing skills.

•	Our ability to enhance our live auctions with technology using our rbauctionBid-Live internet bidding service.

•	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.

•	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in 2007 an average of over 60% of the value of equipment sold at our auctions left the region of the sale, which is higher than the proportion that left the region of sale in recent years (2006 — 50%).
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business. During 2007, we had over 254,000 bidder registrations at our industrial auctions, compared to more than 241,000 in 2006. We received almost 35,000 industrial asset consignments (typically comprised of multiple lots) in 2007, compared to more than 32,000 in 2006.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace while maintaining a reasonable return on invested capital over the long term and to maintain the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison. Although we have been pursuing this strategy for some

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time, our articulation of this strategy was updated in 2007 to reflect the ongoing evolution of our business and our annual review of our strategic plan.
1.	Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on promoting from within our company.

Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team.

2.	Our places

We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.

Although we expect that most of our growth over the next five years will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.

We plan to expand our worldwide network of auction sites, opening an average of two to three new or replacement sites per year. Our shorter-term focus for this expansion is the United States and Western Europe. In addition, we intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry, petroleum and real estate.

3.	Our processes

We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs in the future. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.

In 2004 we launched a strategic initiative that we called Mission 2007, or M07, with the goal of developing business processes and systems that are efficient, consistent and scalable to support our growth. We have made significant progress on our process improvement initiatives, including the implementation of a new enterprise resource planning (or ERP) system, which we substantially completed in 2007. M07 has evolved into a mindset of continuous improvement throughout our company, and we see this initiative continuing far into the future.

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We believe that these three components work together because our people help us to achieve our goals, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2007, 88% of the gross auction proceeds from our auctions was attributable to auctions held at our permanent auction sites and regional auction units (2006 — 91%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During 2007, we conducted 183 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Asia (2006 — 177 auctions). We also held 177 unreserved agricultural auctions during the year, primarily in Canada and the United States (2006 — 141). Although our auctions have varied in size over the last 12 months, our average industrial auction in 2007 attracted almost 1,400 bidder registrations (2006 —over 1,300) and featured over 1,400 lots (2006 — over 1,300) consigned by 191 consignors (2006 — 181), generating average gross auction proceeds of approximately $16.7 million, compared to approximately $14.6 million in 2006. Our agricultural auctions in 2007 averaged approximately $0.7 million in size, compared to $0.9 million in 2006. Approximately 27% of the bidder registrations at our industrial auctions during 2007 were over the internet using our rbauctionBid-Live internet bidding tool (2006 — 25%).
In 2007, approximately 56% of our auction revenues was earned from operations in the United States (2006 — 60%), 23% was earned in Canada (2006 — 21%) and the remaining 21% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2006 — 19%). We had 943 full-time employees at December 31, 2007, including 265 sales representatives, compared to 821 and 245, respectively, at the end of 2006.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 19, 2007 we had 34,837,390 common shares issued and outstanding and stock options outstanding to purchase a total of 800,258 common shares.
Sources of Revenue and Revenue Recognition
Gross auction proceeds, which until recently we referred to as gross auction sales, represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, incidental interest income, administrative fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

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Starting in 2008, we intend to make certain reclassifications in our Statements of Operations that will affect our reported auction revenues, direct expenses and other income. Interest income will be recorded in “other income” in 2008, rather than being included in auction revenues. In addition, we intend to record certain other amounts, including auction advertising recoveries and document administration fees, in auction revenues rather than as an offset to direct expenses. These changes are being made to improve the presentation in our financial statements. The net effect of these changes on auction revenues in 2007 would have been a reduction of $3.3 million (2006 — reduction of $3.2 million). These reclassifications will have no impact on our net earnings. Our comparative historic quarterly and annual financial results will be reclassified to conform with the presentation adopted in 2008.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In 2007, straight commission sales represented approximately 75% of gross auction proceeds volume, which is consistent with the annual straight commission proportion in recent years.
In some situations, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the particular sale at auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are usually outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time; a common practice is for these contracts to be signed in the fall of one year for auctions to be held in the spring of the next year.
The combined exposure at any time from all outstanding guarantee contracts can fluctuate significantly from period to period, but the quarter-end balances averaged approximately $40 million in 2007 (2006 — $57 million). Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In 2007, guarantee contracts represented approximately 15% of gross auction proceeds, which is consistent with the annual guarantee proportion in recent years.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In 2007, sales of inventory represented approximately 10% of gross auction proceeds, which is consistent with the annual inventory sales proportion in recent years. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.

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Prior to 2002, our long-term expected average annual auction revenue rate was approximately 8.80%. With the introduction of an administrative fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average annual auction revenue rate increased to approximately 9.30%. In 2003 we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average annual auction revenue rate to 9.50%. At the end of 2003 we increased our expected average annual auction revenue rate to be in the range of 9.50% to 10.00%, and our expectation has remained in this range since then. We achieved an auction revenue rate of 9.89% for 2007.
At the beginning of 2008 we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document administration fee. These fees have been increased slightly to reflect increased costs of conducting auctions and we believe these changes will result in an increase in our annual auction revenue rate and net earnings. In addition, starting in 2008 we are reclassifying our interest income to “other income” and making certain other revenue reclassifications, as discussed above under “Sources of Revenue and Revenue Recognition.” As a result of these changes and reclassifications, we believe that our annual auction revenue rate in 2008 will be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range.
The largest contributor to the variability in our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resource industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.

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Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent years.
Because of these seasonal and period-to-period variations, we believe that gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2007
Highlights of the year ended December 31, 2007 included:
Places
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction proceeds of $172 million.

•	We broke regional gross auction proceeds records in Fort Worth, Texas; Houston, Texas; Atlanta, Georgia; Northeast, Maryland; Denver, Colorado; Columbus, Ohio; Kansas City, Missouri; Buxton, North Dakota; Hartford, Connecticut; Nashville, Tennessee; Sacramento, California; Edmonton, Alberta; Saskatoon, Saskatchewan; Montreal, Quebec; Brisbane, Australia; Melbourne, Australia; Livorno, Italy; and Singapore.

•	We completed our acquisition of the business and assets of Clarke Auctioneers Ltd., a Rouleau, Saskatchewan-based auctioneer of agricultural equipment. This added to our network a new permanent auction site focused primarily on agricultural auctions. We have not disclosed the terms of this acquisition because we do not believe they are material to our financial condition or results of operations.

•	We held our first auctions at our replacement permanent auction site in Denver, Colorado and at our new permanent auction site in Columbus, Ohio.

•	We established a regional auction unit near Paris, France, and completed the acquisition of an approximately 50-acre property nearby on which we are building a new permanent auction site. We expect to open this permanent auction site in 2008.

•	We completed the purchase of approximately 300 acres of land near Kansas City, Missouri, on a portion of which we have commenced the construction of a new permanent auction site to replace our regional auction unit in that region. We expect to open the permanent auction site in 2008.

•	We completed the purchase of approximately 300 acres of land in Grande Prairie, Alberta, on a portion of which we expect to build a new permanent auction site to replace our existing permanent auction site in that region. The timing of our development of this property has not yet been determined.

•	We completed the purchase of approximately 123 acres of land in Medford, Minnesota, on a portion of which we expect to commence construction of a permanent auction site to replace our existing permanent auction site in that region.

•	We completed the purchase of approximately 165 acres of land in London, Ontario, on a portion of which we expect to build a new permanent auction site, which will serve primarily the agricultural market in Southern Ontario.

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•	We completed the purchase of approximately 320 acres of land near Mexico City, Mexico, on a portion of which we expect to build a new permanent auction site to replace our existing regional auction unit in that region.

•	We established a regional auction unit on leased land in Hartford, Connecticut.

People

•	As part of our ongoing succession plans, we re-established the role of Chief Operating Officer effective January 1, 2008 and appointed Robert Armstrong, as Chief Financial Officer and Chief Operating Officer.

•	Randall Wall, formerly President, Canada, Europe and Middle East, relinquished his executive officer position effective December 31, 2007 for personal reasons. Mr. Wall will continue to work with our company, focusing his efforts on our information technology, property development and training initiatives, but will no longer be one of our executive officers.

•	We appointed the following new executive officers effective January 1, 2008:
•	Steven Simpson, Senior Vice-President — Western United States (formerly Vice-President, South West and North West Divisions);

•	Curtis Hinkelman, Senior Vice-President — Eastern United States (formerly Vice-President, Great Lakes Division);

•	Kevin Tink, Senior Vice-President — Canada and Agriculture (formerly Vice-President, Western Canada and Agricultural Divisions);

•	Victor Pospiech, Senior Vice-President — Administration and Human Resources (formerly Vice-President, Administration and Human Resources); and

•	Jeremy Black, Corporate Secretary and Director, Business Development (formerly Director, Finance).
In addition to the individuals identified above, our other executive officers as of January 1, 2008 were as follows:
•	Peter Blake, Chief Executive Officer;

•	Robert Mackay, President (formerly President — United States, Asia and Australia);

•	Robert Armstrong, Chief Financial Officer and Chief Operating Officer (formerly Chief Financial Officer);

•	Robert Whitsit, Senior Vice-President (formerly Senior Vice-President — Southeast and Northeast Divisions);

•	David Nicholson, Senior Vice-President — Central United States, Mexico and South America (formerly Senior Vice-President — South Central United States, Mexico and South America Divisions); and

•	Guylain Turgeon, Senior Vice-President — Managing Director Europe and Middle East (formerly Senior Vice-President — Managing Director European Operations).
•	We announced that Rob McLeod, currently Director of Global Accounting, is expected to be appointed as our Chief Financial officer during 2008.

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Processes
•	We completed the second phase of our ERP implementation, which included a customer relationship management module.

•	We adopted a Shareholder Rights Plan, which is designed to ensure the fair treatment of shareholders in the event of any take-over offer for our common shares.
Subsequent to year-end, we established a regional auction unit on leased land in Las Vegas, Nevada.
In addition, our Board of Directors approved a three-for-one stock split for our common shares, subject to the approval of our shareholders at our Annual and Special Meeting of Shareholders scheduled for April 11, 2008. All share and per share information in this document does not give effect to the proposed stock split.
Overall Performance
For the year ended December 31, 2007 we recorded auction revenues of $315.2 million and net earnings of $76.0 million, or $2.17 per diluted common share. This performance compares to auction revenues of $261.0 million and net earnings of $56.2 million, or $1.61 per diluted share, for the year ended December 31, 2006, excluding the net effect of an after-tax gain of $1.0 million ($1.6 million before tax) recorded on the sale of excess property in Florida and a write-down of land held for sale in Texas. Financial statement net earnings for the year ended December 31, 2006 were $57.2 million, or $1.64 per diluted share. We have highlighted these amounts because we do not believe that the sale of excess property is part of our normal operations. Our financial performance in 2007 was stronger than 2006 primarily as a result of increased gross auction proceeds and a higher auction revenue rate, offset in part by higher operating costs. We ended 2007 with working capital of $58.2 million, compared to $94.4 million at the end of 2006, primarily due to an increase in capital expenditures in 2007.
Selected Annual Information
The following selected consolidated financial information as at December 31, 2007, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2007 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.
Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 11 of our consolidated financial statements for the year ended December 31, 2007.

	Year Ended December 31,
	2007	2006	2005

Statement of Operations Data:

Auction revenues (1)	$315,231	$261,040	$212,633
Direct expenses	(42,413)	(36,976)	(27,035)

	272,818	224,064	185,598
Operating expenses (2)	(161,431)	(133,182)	(107,842)
Other income (3)	508	1,184	4,758

Earnings before income taxes	111,895	92,066	82,514
Income taxes	35,912	34,848	28,934

Net earnings	$75,983	$57,218	$53,580

Net earnings per share — basic	$2.19	$1.66	$1.56
Net earnings per share — diluted	2.17	1.64	1.54

Cash dividends declared per share (4)	$0.90	$0.78	$0.58

Balance Sheet Data (period end):

Working capital (including cash)	$58,207	$94,369	$84,108
Capital assets	390,044	285,091	250,645
Total assets	672,887	554,227	496,396
Long-term liabilities	58,793	51,892	50,364

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(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit or loss on the sale of inventory items, fees charged to buyers and interest income incidental to our operations. Please see further discussion in “Sources of Revenue and Revenue Recognition.”

(2)	Operating expenses include depreciation and amortization and general and administrative expenses.

(3)	Other income and expenses in 2006 included the $1.6 million ($1.0 million, or $0.03 per diluted share, after tax) net effect of a gain recorded on the sale of excess property in Florida and a write-down of land held for resale in Texas; and in 2005 included gains of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) recorded on the sale of excess property in Texas and British Columbia. We have highlighted these amounts because we do not consider the sale of property to be part of our normal operations.

(4)	In addition to the cash dividends declared and paid in 2007, we declared a cash dividend of $0.24 per common share on January 24, 2008 relating to the quarter ended December 31, 2007, which is not included in this amount.
Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2007, approximately 40% of our revenues and approximately 55% of our operating costs were denominated in currencies other than the United States dollar.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. The effect on auction revenues and operating expenses reported in our annual consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings insignificant. However, our 2007 net earnings included a $2.8 million pre-tax gain resulting from the translation and settlement of foreign currency denominated monetary assets and liabilities (2006 — $0.5 million loss).
United States Dollar Exchange Rate Comparison

Years ended December 31,	2007	% Change	2006	% Change	2005

Value of one U.S. dollar:

Year-end exchange rate:
Canadian dollar	$0.9937	-14.8%	$1.1660	-0.3%	$1.1628
Euro	€0.6850	-9.6%	€0.7575	-10.3%	€0.8446

Average exchange rate:
Canadian dollar	$1.0740	-5.3%	$1.1344	-6.4%	$1.2114
Euro	€0.7305	-8.3%	€0.7969	-1.0%	€0.8049
Auction Revenues

Years ended December 31,	2007	2006	% Change

Auction revenues — United States (1)	$175,949	$157,236	12%
Auction revenues — Canada (1)	71,223	54,862	30%
Auction revenues — Europe (1)	39,339	29,024	36%
Auction revenues — Other (1)	28,720	19,918	44%

Total auction revenues	$315,231	$261,040	21%

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Years ended December 31,	2007	2006	% Change
Gross auction proceeds	$3,186,483	$2,721,023	17%
Auction revenue rate	9.89%	9.59%

(1)	Information by geographic segment is based on auction location.
Our auction revenues increased in 2007 compared to 2006 primarily because we achieved higher gross auction proceeds in most of our markets around the world, a higher auction revenue rate and currency fluctuations. Our underwritten business (guarantee and inventory contracts) represented 25% of our total gross auction proceeds in 2007 (26% in 2006). Our agricultural division generated gross auction proceeds of $131.9 million in 2007, compared to $130.2 million in 2006.
Our auction revenue rate was 9.89% for 2007, which was within our expected range of 9.50% to 10.00%. The increase compared to our experience in 2006 related primarily to the performance of our underwritten business, which performed better in 2007 than in 2006. Please see the discussion above in “Sources of Revenue and Revenue Recognition” regarding changes that will affect our auction revenue rate in the future.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $3.1 million in 2007, of which approximately $2.0 million or $0.06 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.
Direct Expenses

Years ended December 31,	2007	2006	% Change

Direct expenses	$42,413	$36,976	15%
Direct expenses as a percentage of	1.33%	1.36%
gross auction proceeds
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate in 2007 decreased slightly from the rate that we experienced in 2006 in part because the average size of our auctions increased in 2007. This was partly offset by the effect of a higher proportion of auctions held at offsite locations in 2007 compared to 2006.
Depreciation and Amortization Expense

Years ended December 31,	2007	2006	% Change

Depreciation and amortization expense	$19,417	$15,017	29%

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Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in 2007 compared to 2006 as a result of depreciation relating to new assets that we have put into service in recent periods, such as new auction facilities and our ERP system. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Years ended December 31,	2007	2006	% Change

General and administrative expenses	$142,014	$118,165	20%
G&A as a percentage of gross	4.46%	4.34%
auction proceeds
The major categories of general and administrative expenses, or G&A, in order of magnitude in 2007 were as follows:
•	personnel (salaries, wages, bonuses and benefits) — approximately 60% of total G&A;

•	information technology and telecommunications;

•	non-auction related travel;

•	repairs and maintenance;

•	utilities;

•	leases and rentals;

•	dues and fees;

•	office supplies;

•	advertising;

•	promotion and entertainment; and

•	audit and other professional fees.
Our infrastructure and workforce have continued to grow in order to support our growth objectives, and this, combined with other factors including currency fluctuations and the costs associated with our ERP implementation and business process improvement initiatives, has resulted in an increase in our G&A. During 2007, the ongoing growth in many aspects of our business, including personnel, facilities, and infrastructure, contributed to the increase in G&A.
Gross auction proceeds have increased more than 50% over the last three years, which has necessitated significant investments in our people, places and processes. Our growth has been more rapid than originally anticipated and this has necessitated adding people to our workforce. Personnel costs are the largest component of our G&A, and our workforce increased 15% between 2006 and 2007 and 22% between 2005 and 2006. As a percentage of gross auction proceeds, G&A in 2007 was higher than our plan, primarily because of the ongoing expansion of our infrastructure and workforce necessary to support our growth objectives. This ongoing expansion will continue to influence future levels of G&A.
Gain on Disposition of Capital Assets

Years ended December 31,	2007	2006	% Change

Gain on disposition of capital assets	$243	$1,277	-81%
The gain on disposition of capital assets recorded in 2006 included a $1.8 million gain recorded on the sale of excess property in Florida. There were no significant gains recorded during 2007.

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Income Taxes

Years ended December 31,	2007	2006	% Change

Income taxes	$35,912	$34,848	3%
Effective income tax rate	32.1%	37.9%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2007 was lower than the rate we experienced in 2006 as a result of adjustments recorded in 2007 to reflect our actual cash tax expenses arising from our 2006 income tax filings, and a lower proportion of our earnings being earned in higher tax rate jurisdictions in 2007. Our income taxes in 2006 also included one-time adjustments relating to uncertain tax positions, which caused an increase in our effective income tax rate for 2006. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Years ended December 31,	2007	2006	% Change

Net earnings before income taxes	$111,895	$92,066	22%
Net earnings	75,983	57,218	33%
Net earnings per share — basic	2.19	1.66	32%
Net earnings per share — diluted	2.17	1.64	32%
Our net earnings increased in 2007 compared to 2006 mainly as a result of higher gross auction proceeds and a higher auction revenue rate, partially offset by higher operating costs. Net earnings for 2006 would have been $56.2 million, or $1.63 and $1.61 per basic and diluted share, respectively, if we excluded the $1.6 million ($1.0 million, or $0.03 per diluted share, after tax) net effect of the gain recorded on the sale of excess property in Florida and the write-down of land held for resale in Texas. Excluding the impact of the net gain recorded in 2006, which we have highlighted because we do not consider them to be part of our normal operating results, our net earnings increased by 35% in 2007.
Summary of Fourth Quarter Results
We earned auction revenues of $83.3 million and net earnings of $17.0 million, or $0.49 per basic share and $0.48 per diluted share, during the fourth quarter of 2007, which compares to auction revenues of $70.7 million and net earnings of $9.8 million, or $0.28 per basic and diluted share, in the fourth quarter of 2006. We typically experience one of our strongest quarterly gross auction proceeds performances in the fourth quarter because of the seasonality of our business, as discussed above. Our gross auction proceeds were $873.3 million for the quarter ended December 31, 2007, which is an increase of 18% compared to the comparable period in 2006. The growth in our gross auction proceeds in the fourth quarter of 2007 compared to the fourth quarter of 2006 was attributable mainly to stronger gross auction proceeds in most of our markets around the world.
Our auction revenue rate decreased to 9.53% in the fourth quarter of 2007 from 9.57% in the comparable period in 2006, mainly as a result of the stronger performance of our underwritten business in the fourth quarter of 2006. Our direct expense rate in the fourth quarter of 2007 was roughly consistent with that achieved in the fourth quarter of 2006.
Our G&A increased to $42.0 million in the fourth quarter of 2007, compared to $36.6 million in the comparable 2006 period. The increase related mainly to higher costs incurred to support the ongoing and more rapid than expected growth of our business. In particular, personnel costs increased significantly in the fourth quarter of 2007 compared to the fourth quarter of 2006 as a result of a 15% increase in our headcount.

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We experienced a 73% increase in our earnings in the fourth quarter of 2007 compared to the equivalent period in the prior year primarily due to higher gross auction proceeds, partially offset by a lower auction revenue rate and higher operating costs in 2007 compared to 2006.
Capital asset additions were $55.9 million for the fourth quarter of 2007, compared to $14.6 million in the fourth quarter of 2006. Our capital expenditures in the fourth quarter of 2007 related primarily to construction of our new permanent auction sites in Houston, Texas; Kansas City, Missouri; Medford, Minnesota, and Paris, France. We also completed the purchase of land in London, Ontario; Grande Prairie, Alberta and Polotitlan, Mexico, on which we intend to build new or replacement permanent auction sites, and the purchase of a building in Lincoln, Nebraska to replace our United States administrative office. In addition, we made capital investments in computer software and equipment as part of our ongoing process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in an increase in our reported capital assets on our consolidated balance sheet of $0.9 million in the fourth quarter of 2007 compared to a decrease of $1.8 million in the equivalent period in 2006.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2007 and 2006, and our discussion above about the seasonality of our business.

	Q4 2007	Q3 2007	Q2 2007	Q1 2007

Gross auction proceeds (1)	$873,306	$667,553	$945,256	$700,368

Auction revenues	$83,266	$68,060	$94,543	$69,362
Net earnings	16,966	14,903	26,555	17,559

Net earnings per share — basic	$0.49	$0.43	$0.76	$0.51
Net earnings per share — diluted	0.48	0.42	0.76	0.50

	Q4 2006		Q3 2006	Q2 2006		Q1 2006

Gross auction proceeds (1)	$738,731		$580,271	$830,493		$571,528

Auction revenues	$70,699		$55,688	$78,680		$55,973
Net earnings	9,790	(2)	9,704	24,526	(3)	13,198

Net earnings per share — basic	$0.28	(2)	$0.28	$0.71	(3)	$0.38
Net earnings per share — diluted	0.28	(2)	0.28	0.70	(3)	0.38

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. Please read “Sources of Revenue and Revenue Recognition” above.

(2)	Net earnings in the fourth quarter of 2006 included a write-down of $223 ($134 after tax) on land held for resale in Texas. Excluding this amount, net earnings would have been $9,924, or $0.28 per basic and diluted share.

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(3)	Net earnings in the second quarter of 2006 included a gain of $1,812 recorded on the sale of excess property in Florida ($1,087 after tax). Excluding this amount, net earnings would have been $23,439, or $0.68 and $0.67 per basic and diluted share, respectively.
Liquidity and Capital Resources

December 31,	2007	2006	% Change

Working capital	$58,207	$94,369	-38%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. The decrease in our working capital in 2007 was primarily due to an increase in capital expenditures. We believe that our working capital balance at December 31, 2007 is adequate to satisfy our present operating requirements.
Contractual Obligations

	Payments Due by Year
			In 2009	In 2011
	Total	In 2008	and 2010	and 2012	After 2012

Long-term debt obligations	$45,336	$241	$15,095	$30,000	$—
Operating leases obligations	5,665	2,143	2,419	1,103	—
Other long-term obligations	385	—	325	60	—

Total contractual obligations	$51,386	$2,384	$17,839	$31,163	$—

Our long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years. Our operating leases relate primarily to land on which we operate regional auction units and to administrative offices. These properties are located in Canada, the United States, Mexico, Italy, Spain, the Netherlands, the United Arab Emirates, Australia, Singapore, India, Japan and China.
In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2007 from these guarantee contracts was $55.7 million (compared to $39.7 million at December 31, 2006), which will be offset by the proceeds that we will receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.
Cash Flows

December 31,	2007	2006	% Change

Cash provided by (used in):
Operations	$101,269	$65,639	54%
Investing	(105,725)	(46,547)	-127%
Financing	(27,765)	(21,656)	-28%
Our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from

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buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash provided by operations during 2007 is indicative of a trend.
Capital asset additions were $113.2 million for 2007 compared to $51.2 million in 2006. Our capital expenditures in 2007 included construction of our new permanent auction sites in Denver, Colorado; Columbus, Ohio; Houston, Texas; Kansas City, Missouri; Medford, Minnesota and Paris, France. They also included the acquisition of land in Grande Prairie, Alberta; London, Ontario; and near Mexico City, Mexico; the purchase of an office building and land in Lincoln, Nebraska; and investments in computer software and equipment related to our ongoing process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar, which are not reflected as capital asset additions on the consolidated statements of cash flows, resulted in an increase of $18.2 million in the capital assets reported on our consolidated balance sheet as at December 31, 2007, compared to a $3.7 million decrease in 2006.
We intend to enhance our network of auction sites by adding facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. We intend to add or replace an average of two to three auction sites per year.
For the next several years, we expect that our average annual capital expenditures will be in the range of $100 million to $150 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our process improvement initiatives. Actual capital expenditures will vary, depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions, and could be higher or lower than this range. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures primarily from working capital or draws on available credit facilities.
We paid regular cash dividends of $0.24 per share during the each of the quarters ended December 31 and September 30, 2007, and $0.21 per share during each of the quarters ended June 30 and March 31, 2007. Total dividend payments were $31.3 million for 2007, compared to $26.9 million in 2006. On January 24, 2008, our Board of Directors declared a quarterly cash dividend of $0.24 per common share relating to the quarter ended December 31, 2007. The dividend will be payable on March 14, 2008 to shareholders of record on February 22, 2008 in the aggregate amount of approximately $8.4 million.
Pursuant to new income tax legislation, Canadian resident individuals who receive “eligible dividends” in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends that we paid in 2007 were considered “eligible dividends” for these purposes.
Debt

December 31,	2007	2006	% Change

Long-term debt (including current portion of long-term debt)	$45,085	$43,318	4%
Long-term debt at December 31, 2007 consisted of two five-year term loans in the principal amounts of $15.1 million and $30.0 million, due in periodic payments of interest only, with the full amount of the principal due in 2010 and 2011, respectively. The fixed interest rates applicable to these term loans are 4.429% and 5.61%, respectively. At December 31, 2007, we were in compliance with all of the financial covenants applicable to our long-term debt.

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Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2008	In 2009	In 2010	In 2011	In 2012

Interest expense on long-term debt	$2,340	$2,334	$2,033	$78	$—
In addition to our long-term debt, we have available revolving credit facilities as follows:

December 31,	2007	2006

Revolving credit facilities — total available:	$132,039	$118,995

Revolving credit facilities — total unused:	$122,819	$118,995
Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The United Kingdom and Australia. Certain of the facilities include commitment fees applicable to the unused credit amount. During 2007, we increased our revolving credit facilities in Australia by AU$10 million. We had no floating rate debt outstanding at December 31, 2007.
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For 2007, approximately 40% of our revenues were earned in currencies other than the United States dollar and approximately 55% of our operating costs were denominated in currencies other than the United States dollar, and we believe that this ratio generally acts as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions when appropriate.
During the year ended December 31, 2007 we recorded an increase in our foreign currency translation adjustment balance of $15.4 million, compared to an increase of $5.6 million in 2006. Our foreign currency translation adjustment arises from the translation at the end of each reporting period of our net assets denominated in currencies other than the United States dollar into our reporting currency, in accordance with Canadian GAAP. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar. During 2007, both the Euro and the Canadian dollar strengthened compared to the Unites States dollar.
Transactions with Related Parties
During 2007, we paid $1.0 million (2006 — $0.7 million) to a company controlled by David E. Ritchie, the former Chairman of our Board of Directors, who retired from our Board effective November 30, 2006. The costs were incurred pursuant to agreements, approved by our Board, by which Mr. Ritchie’s company agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. In 2007 we had more visitors than in 2006, which accounted for most of the increase compared to the prior year. We have entered into similar agreements with Mr. Ritchie’s company in the past.

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Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.
The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.
Accounting for Income Taxes
We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.
Valuation of Goodwill
We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of

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goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.
In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2007 and determined that no impairment had occurred.
Changes in Accounting Policies
On January 1, 2007, we adopted The Canadian Institute of Chartered Accountants Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement”, Section 3861, “Financial Instruments — Disclosure and Presentation” and Section 3865, “Hedges”.
Section 1530 establishes standards for disclosure and presentation of comprehensive income, which represents the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings calculated in accordance with Canadian GAAP. Other comprehensive income has been included in our Consolidated Statements of Comprehensive Income for the nine-month periods ended September 30, 2007 and 2006.
Section 3861 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, comparative figures are not restated, except for the requirement to restate our foreign currency translation adjustment as part of other comprehensive income.
Section 3865 describes when and how hedge accounting can be applied as well as disclosure requirements. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and the amount at which these items should be recorded. Under the new standard, financial instruments must be classified into one of five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale; or other financial liabilities.
All financial instruments, including derivatives, are measured in the balance sheet at fair value, except loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized costs. The subsequent measurement and accounting for changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value with changes in fair value recognized in net earnings; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts are recognized in net earnings.
Upon the adoption of these new standards, we designated our cash and cash equivalents as held-for-trading financial assets, which are measured at fair value and changes in fair value are recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction proceeds payable, short-term debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost. These changes did not have a material effect on our financial statements.

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Under the new pronouncements, transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value of the associated instrument at inception, and are recognized over the term of the assets or liabilities using the effective interest method. As at January 1, 2007, we decreased the carrying value of our long-term debt by $0.3 million to reflect the new accounting standard.
All derivative instruments, including embedded derivatives, are now recorded in the financial statements at fair value, unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. We have elected in accordance with the new rules to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003. However, the adoption of this standard did not result in a material change to our financial statements.
Recent Accounting Pronouncements
In December 2006, the CICA issued Section 1535, “Capital Disclosures”, Section, 3862, “Financial Instruments — Disclosures”, and Section 3863, “Financial Instruments — Presentation.” These standards are effective for us on January 1, 2008. Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, “Financial Instruments — Disclosure and Presentation,” revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These two new standards will enhance users’ ability to evaluate the significance of financial instruments to an entity, related exposure and the management of these risks.
We are currently assessing the impact of these new accounting standards on our financial statements but we do not expect them to have a material impact on the presentation of our financial condition or results of operations.
Disclosure Controls and Procedures
We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our company is made known to the appropriate level of management in a timely manner.
Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2007.
We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2007. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date.
We do not expect that our disclosure controls and procedures or internal controls over financial reporting (see below) will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. In addition, the design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2007.
The effectiveness of our internal controls over financial reporting as of December 31, 2007 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2007 consolidated annual financial statements, as stated in their report which is included in our consolidated financial statements.
Changes in Internal Controls Over Financial Reporting
There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

•	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals;

•	our places, including: our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;

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•	our processes, including our M07 initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates, the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

•	the performance of our agricultural division, and the variability on our agricultural sales from period to period;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
Approximately 75% of our business is conducted on a straight commission basis. In certain other situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that

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we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market sectors;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	managing expansion successfully;

•	obtaining necessary financing on terms favourable to us;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	succeeding against local and regional competitors in new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and

•	designing and implementing business processes that are able to support profitable growth.

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We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be impacted. A large component of our G&A is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs, which would have a negative impact on our margins and earnings per share.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also impact the supply of, demand for or market values of industrial equipment.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.

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In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax regulations and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Competition in our core markets could result in reductions in our revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our rbauctionBid-Live service. Our internet technologies may not

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result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We are in the midst a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this ongoing implementation is not successful. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.
We are in the process of implementing a formal disaster recovery plan but it is not yet in place. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our

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efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.

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Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.21 per outstanding common share for the first and second quarter and $0.24 per outstanding common share for the third and fourth quarter of 2007. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that would restrict our customers’ travel patterns. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

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